Exhibit 99.1

INVESTORS AGREEMENT

This INVESTORS AGREEMENT is made and entered into as of March 11, 2016 (the “Agreement”) by and among LRAD Corporation, a Delaware corporation (the “Company”), and each of the other parties listed on the signature page hereto (each, an “Investor” and collectively, the “Investors”). The Company and the Investors are referred to herein as the “Parties.”

WHEREAS, the Investors beneficially own the number of shares of the Company’s common stock, par value $0.00001 per share (the “Common Stock”) listed on Exhibit A hereto;

WHEREAS, on January 14, 2016, Iroquois Master Fund, Ltd. (“Iroquois”), on behalf of the Investors, delivered a letter to the Company expressing an intention to nominate director candidates (the “Nomination Letter”) for election to the Company’s Board of Directors (the “Board”) at the Company’s 2016 annual meeting of stockholders (including any adjournment thereof, the “2016 Annual Meeting”); and

WHEREAS, the Company and the Investors have reached an agreement with respect to certain matters related to the 2016 Annual Meeting, including the Nomination Letter, and certain other matters, as provided in this Agreement;

NOW, THEREFORE, in consideration of the premises and mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto hereby agree as follows:

        Section 1.  Board of Directors Matters.

(a)  The Investors and the Company hereby acknowledge and agree that:

(i)  Immediately after execution of this Agreement, the Board will cause the size of the Board to be increased from five to seven directors and will appoint Scott L. Anchin and Daniel H. McCollum (the “Investor Directors”) to fill such newly created vacancies.

(ii)  The Nominating and Corporate Governance Committee (or a duly constituted subcommittee thereof) (the “Nominating Committee”) of the Board will recommend for nomination and the Board will nominate the Investor Directors and General John G. Coburn, Thomas R. Brown, Laura M. Clague and Richard H. Osgood III (collectively, the “Continuing Directors” and, together with the Investor Directors, the “2016 Nominees”) for election at the 2016 Annual Meeting and will recommend a vote for the 2016 Nominees and solicit proxies from the Company’s stockholders for the election of the 2016 Nominees at the 2016 Annual Meeting. The Company agrees that it shall hold the 2016 Annual Meeting no later than July 31, 2016.

(iii)  As a condition to the Investor Directors’ appointment to the Board and nomination as a director of the Company at the 2016 Annual Meeting, the Investors agree to provide to the Company information required to be or customarily disclosed for directors, candidates for directors and their affiliates and representatives in a proxy statement or other filings under applicable law or stock exchange rules or listing standards, information in connection with assessing eligibility, independence and other criteria applicable to directors or satisfying compliance and legal obligations, and such other information as reasonably requested by the Company from time to time with respect to the Investors and the Investor Directors, in form and substance substantially similar to the questionnaires that have been provided to the Company’s current directors.

(iv)  Immediately following the execution of this Agreement, the Board and all applicable committees of the Board shall take all necessary actions to appoint at least one of the Investor Directors as a member of each committee of the Board.  The Company further agrees that at least one of the Investor Directors will be appointed to any new committee of the Board that may be established during the Standstill Period (as defined below) provided that at least one Investor Director is serving on the Board at such time and is qualified to serve on any such newly established committee of the Board.

(v)  To the extent an Investor Director resigns for any reason other than pursuant to Section 4 or is otherwise unable to serve as a director or is removed as a director by the stockholders of the Company, in each case, during the Standstill Period, the Investors shall be entitled to designate, for consideration by the Nominating Committee as a replacement for such Investor Director, an individual who (A) qualifies as “independent” under the Nasdaq corporate governance standards, (B) has relevant business and financial experience, and (C) is qualified to serve as a director under the Delaware General Corporation Law (the “DGCL”). The Nominating Committee, consistent with its fiduciary duties, shall consider such candidate within ten (10) business days after a completed customary director and officer questionnaire has been received by the Nominating Committee, and the Board shall appoint such candidate if approved by the Nominating Committee (whose approval and appointment shall not be unreasonably withheld) within five (5) business days (any such replacement director appointed in accordance with the provisions of this Section 1(a)(iv) shall be referred to as an “Investor Director” for the purposes of this Agreement). In the event the Nominating Committee shall decline to recommend any candidate designated by the Investors, the Investors may propose one or more replacement designees, subject to the above criteria.

(vi)  During the period commencing with the date of the 2016 Annual Meeting through the expiration or termination of the Standstill Period (as defined below), the Board and all applicable committees of the Board shall take all necessary actions (including with respect to nominations for election at the 2016 Annual Meeting) so that the size of the Board is no more than six (6) directors, unless the Investors consent in writing to enlarging the Board.

(b)  Upon execution of this Agreement, the Investors hereby irrevocably withdraw the Nomination Letter. Upon execution of this Agreement, the Company will promptly pay to the Investors their out-of-pocket legal and advisory fees in connection with the Nomination Letter and this Agreement, invoices for which have been previously provided to the Company.  For the avoidance of doubt, such legal and advisory fees shall not exceed $130,000.

        Section 2.  Voting Agreement.

(a)  At the 2016 Annual Meeting, the Investors agree to appear in person or by proxy and vote all shares of Common Stock beneficially owned by each Investor and its Affiliates in favor of (i) the election of the 2016 Nominees and (ii) the following other matters recommended for stockholder approval by the Board: (A) ratification of the appointment of the Company’s independent registered public accounting firm and (B) an advisory vote on the compensation of the Company’s named executive officers.

(b)  At any subsequent annual or special meeting of stockholders of the Company (or adjournments thereof) during the Standstill Period (as defined below), the Investors agree to vote all shares of Common Stock beneficially owned by each Investor and its Affiliates in favor of the election to the Board of those director nominees nominated for election by the Nominating Committee or the Board and against the removal of any directors whose removal is not recommended by the Board.

(c)  Each Investor agrees to, within ten (10) business days after receipt, execute and deliver to the Company, or cause to be executed and delivered to the Company, the proxy card sent to the Investors by the Company in connection with the 2016 Annual Meeting and any subsequent annual or special meeting of stockholders of the Company (or adjournments thereof) during the Standstill Period (and any other legal proxies delivered to the Investors required to vote any shares held in “street name”) directing that the shares of Common Stock beneficially owned by such Investor, as of the applicable record date, be voted in accordance with Section 2(a) and Section 2(b).

        Section 3.  Standstill.

(a)  Each Investor agrees that, from the date of this Agreement until the expiration of the Standstill Period, neither it nor any of its Affiliates or Associates will, and it will cause each of its Affiliates and Associates not to, directly or indirectly, in any manner, acting alone or in concert with others:

(i)  submit any stockholder proposal (pursuant to Rule 14a-8 promulgated by the Securities and Exchange Commission (the “SEC”) under the Exchange Act or otherwise) or any notice of nomination or other business for consideration, or nominate any candidate for election to the Board (including by way of Rule 14a-11 of Regulation 14A), other than as expressly permitted by this Agreement;

(ii)  engage in, directly or indirectly, any “solicitation” (as defined in Rule 14a-1 of Regulation 14A) of proxies (or written consents) or otherwise become a “participant in a solicitation” (as such term is defined in Instruction 3 of Schedule 14A of Regulation 14A under the Exchange Act) in opposition to the recommendation or proposal of the Board, or recommend or request or induce or attempt to induce any other person to take any such actions, or seek to advise, encourage or influence any other person with respect to the voting of the Common Stock or grant a proxy with respect to the voting of the Common Stock or other voting securities to any person other than to the Board or persons appointed as proxies by the Board;

(iii)  seek to call, or to request the call of, a special meeting of the Company’s stockholders, or make a request for a list of the Company’s stockholders or for any books and records of the Company;

(iv)  vote for any nominee or nominees for election to the Board, other than those nominated or supported by the Board;

(v)  except as specifically provided in Section 1 and Section 2 of this Agreement, seek to place a representative or other Affiliate, Associate or nominee on the Board or seek the removal of any member of the Board or a change in the size or composition of the Board;

(vi)  disclose publicly, or privately in a manner that could reasonably be expected to become public, any intention, plan or arrangement inconsistent with the foregoing;

(vii)  take any action challenging the validity or enforceability of any provisions of this Section 3(a);

(viii)  publicly request that the Company amend or waive any provision of this Section 3(a); or

(ix)  enter into any agreement, arrangement or understanding concerning any of the foregoing (other than this Agreement) or encourage or solicit any person to undertake any of the foregoing activities;

provided, however, that nothing in this Section 3(a) or elsewhere in this Agreement shall prohibit (A) any Investor from privately making any statement or expressing or disclosing such Investor’s views in private to the Chief Executive Officer, the Chief Financial Officer or another other officer or director of the Company; or (B) any Investor, Affiliate or Associate from voting in such manner as it deems appropriate on any matter unrelated to the election of directors of the Company and the other matters referenced in Section 2(a).

(b)  As used in this Agreement:

(i)  the term “Affiliate” means a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the person specified with respect to the specific action at issue hereunder; the term “Associate” means any corporation or organization controlled by the person specified, any trust or other estate in which such person has a substantial beneficial interest or as to which such person serves as a trustee or in a similar fiduciary capacity, and any relative or spouse of such person, or any relative of such spouse, who has the same home as such person, in each case, with respect to the specific action at issue hereunder; the term “control” shall have the meaning set forth in Rule 12b-2 promulgated by the SEC under the Exchange Act; the terms “beneficial owner” and “beneficial ownership” shall have the same meanings as set forth in Rule 13d-3 promulgated by the SEC under the Exchange Act; and the terms “person” or “persons” shall mean any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization or other entity of any kind or nature; and

(ii)  the term “Standstill Period” shall mean the period commencing upon the date of this Agreement, and ending on the earlier of (A) ten (10) business days prior to the deadline for submission of stockholder nominations for the Company’s 2017 annual meeting of stockholders (the “2017 Annual Meeting”) pursuant to the Company’s Restated Bylaws (“2017 Nomination Deadline”) and (B) such date, if any, as the Company has breached in any material respect any of its representations, warranties, commitments or obligations set forth in this Agreement and such breach has not been cured within fifteen (15) days following written notice of such breach; provided, however, that if the Company notifies the Investors in writing at least fifteen (15) business days prior to the 2017 Nomination Deadline of the Company’s intention to nominate and recommend the election of each of the Investor Directors (or their replacements, as applicable) as nominees at the 2017 Annual Meeting on the Company’s slate of director candidates, the Standstill Period shall mean the period commencing on the date of this Agreement and ending on the earlier of (A) ten (10) business days prior to the deadline for submission of stockholder nominations for the Company’s 2018 annual meeting of stockholders pursuant to the Company’s Restated Bylaws and (B) such date, if any, as the Company has breached in any material respect any of its representations, warranties, commitments or obligations set forth in this Agreement and such breach has not been cured within fifteen (15) days following written notice of such breach

        Section 4.  Resignation Letter. As a condition to commencement of a term on the Board (or nomination therefor), each Investor Director shall provide to the Company an irrevocable letter of resignation which shall become effective fifteen (15) days after written notice of a material breach by any Investor of this Agreement is provided to the breaching Investor by the Company (unless such breach is cured within such fifteen (15) day period); provided, that if such alleged breaching Investor disputes such breach, the resignation of such Investor Director shall not become effective until (i) the Investor agrees not to dispute such breach in writing or (ii) a court of competent jurisdiction in a final judgment on the merits (whether or not subject to appeal) has confirmed or determined the existence of such breach.

        Section 5.  Representations and Warranties of the Company. The Company represents and warrants to the Investors that (a) the Company has the corporate power and authority to execute the Agreement and to bind it thereto, (b) this Agreement has been duly and validly authorized, executed and delivered by the Company, constitutes a valid and binding obligation and agreement of the Company, and is enforceable against the Company in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles and (c) the execution, delivery and performance of this Agreement by the Company does not and will not violate or conflict with (i) any law, rule, regulation, order, judgment or decree applicable to it, or (ii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both could become a default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document, or any material agreement, contract, commitment, understanding or arrangement to which the Company is a party or by which it is bound.

         Section 6.  Representations and Warranties of the Investors. Each Investor, on behalf of itself, represents and warrants to the Company that (a) as of the date hereof, such Investor beneficially owns only the number of shares of Common Stock as described opposite its name on Exhibit A and Exhibit A includes all Affiliates of any Investors that own any securities of the Company beneficially or of record, (b) this Agreement has been duly and validly authorized, executed and delivered by such Investor, and constitutes a valid and binding obligation and agreement of such Investor, enforceable against such Investor in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles, (c) such Investor has the authority to execute the Agreement, and to bind such Investor to the terms hereof and (d) the execution, delivery and performance of this Agreement by such Investor does not and will not violate or conflict with (i) any law, rule, regulation, order, judgment or decree applicable to it, or (ii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both could become a default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document, agreement, contract, commitment, understanding or arrangement to which such member is a party or by which it is bound.

        Section 7.  Mutual Non-Disparagement.

(a)  Each Investor agrees that, during the Standstill Period, neither it nor any of its Affiliates or Associates will, and it will cause each of its Affiliates and Associates not to, directly or indirectly, in any capacity or manner, make, express, transmit speak, write, verbalize or otherwise communicate in any way (or cause, further, assist, solicit, encourage, support or participate in any of the foregoing), any remark, comment, message, information, declaration, communication or other statement of any kind, whether verbal, in writing, electronically transferred or otherwise, that might reasonably be construed to be derogatory toward, the Company or any of its directors, officers, Affiliates, subsidiaries, employees, agents or representatives (collectively, the “Company Representatives”), or that reveals, discloses, incorporates, is based upon, discusses, includes or otherwise involves any confidential or proprietary information of the Company or its subsidiaries or Affiliates, or derogatorily to malign, harm, disparage, defame or damage the reputation or good name of the Company, its business or any of the Company Representatives.

(b)  The Company hereby agrees that, during the Standstill Period, neither it nor any of its Affiliates will, and it will cause each of its Affiliates not to, directly or indirectly, in any capacity or manner, make, express, transmit, speak, write, verbalize or otherwise communicate in any way (or cause, further, assist, solicit, encourage, support or participate in any of the foregoing), any remark, comment, message, information, declaration, communication or other statement of any kind, whether verbal, in writing, electronically transferred or otherwise, that might reasonably be construed to be derogatory toward, any Investor or any of its agents or representatives (collectively, the “Investor Representatives”), or that reveals, discloses, incorporates, is based upon, discusses, includes or otherwise involves any confidential or proprietary information of any Investor or its subsidiaries or Affiliates, or derogatively to malign, harm, disparage, defame or damage the reputation or good name of any Investor or Investor Representative.

(c)  Notwithstanding the foregoing, nothing in this Section 7 or elsewhere in this Agreement shall prohibit any Party from making any statement or disclosure required under the federal securities laws or other applicable laws; provided , that such Party must provide written notice to the other Parties at least two (2) business days prior to making any such statement or disclosure required under the federal securities laws or other applicable laws that would otherwise be prohibited by the provisions of this Section 7, and reasonably consider any comments of such other Parties.

         Section 8.  Public Announcements. Promptly following the execution of this Agreement, the Company and the Investors shall jointly issue a mutually agreeable press release (the “Mutual Press Release”) announcing the terms of this Agreement, substantially in the form attached hereto as Exhibit B. Prior to the issuance of the Mutual Press Release, neither the Company nor the Investors shall issue any press release or public announcement regarding this Agreement or take any action that would require public disclosure thereof without the prior written consent of the other Party. No Party or any of its Affiliates shall make any public statement (including, without limitation, in any filing required under Regulation 13D under the Exchange Act) concerning the subject matter of this Agreement inconsistent with the Mutual Press Release.

        Section 9.  Notice. Any notices, consents, determinations, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (a) upon receipt, when delivered personally; (b) upon receipt, when sent by electronic transmission (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); or (c) one (1) business day after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the party to receive the same. The addresses and facsimile numbers for such communications shall be:

If to the Company, addressed to:

LRAD Corporation
16990 Goldentop Rd., Ste. A
San Diego, California 92127
Attention: Katherine H. McDermott
Tel: (858) 676-1112
Fax: (858) 676-1080
Email: KathyMcDermott@lradx.com

with a copy to (for information purposes only):
Durham Jones & Pinegar, P.C.
192 E. 200 N., Third Floor
St. George, UT 84770
Attention: Joshua E. Little, Esq.
Tel: (435) 674-0400
Fax: (435) 628-1610
Email: jlittle@djplaw.com

If to the Investors, addressed to:

Iroquois Capital Management LLC
641 Lexington Avenue, 26th Floor
New York, New York 10022
Attention: Joshua Silverman
Tel: (212) 974-3070
Fax: (212) 207-3452
Email: jsilverman@icfund.com

with a copy to (for information purposes only):
Olshan Frome Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
Attention: Andrew Freedman, Esq.
Tel: (212) 451-2250
Fax: (212) 451-2222
Email: afreedman@olshanlaw.com

        Section 10.  Specific Performance. Each of the Investors, on the one hand, and the Company, on the other hand, acknowledges and agrees that irreparable injury to the other Party hereto may occur in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached and that such injury would not be adequately compensable in monetary damages. It is accordingly agreed that the Investors or any Investor, on the one hand, and the Company, on the other hand (the “Moving Party”), shall each be entitled to specific enforcement of, and injunctive or other equitable relief to prevent any violation of, the terms hereof, and the other party hereto will not take action, directly or indirectly, in opposition to the Moving Party seeking such relief on the grounds that any other remedy or relief is available.

        Section 11.  Governing Law. This Agreement shall be governed by, and construed in accordance with, the Law of the State of Delaware, without regard to conflict of law principles thereof.

        Section 12.  Exclusive Jurisdiction. Each Party to this Agreement (i) irrevocably and unconditionally submits to the personal jurisdiction of the state courts of the State of Delaware and the federal courts of the United States of America located in the State of Delaware, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) agrees that any actions or proceedings arising in connection with this Agreement or the transactions contemplated by this Agreement shall be brought, tried and determined only in the Court of Chancery of the State of Delaware (or, only if said Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware), (iv) waives any claim of improper venue or any claim that those courts are an inconvenient forum and (v) agrees that it will not bring any action relating to this Agreement or the transactions contemplated hereunder in any court other than as specified in clause (iii) of this Section 12. The Parties to this Agreement agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 10 or in such other manner as may be permitted by applicable Law, shall be valid and sufficient service thereof.

        Section 13.  Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (B) SUCH PARTY HAS CONSIDERED AND UNDERSTANDS THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 13.

        Section 14.  Entire Agreement. This Agreement constitute the full and entire understanding and agreement among the Parties with regard to the subject matter hereof, and supersedes all prior agreements with respect to the subject matter hereof.

        Section 15.  Receipt of Adequate Information; No Reliance; Representation by Counsel. Each Party acknowledges that it has received adequate information to enter into this Agreement, that is has not relied on any promise, representation or warranty, express or implied not contained in this Agreement and that it has been represented by counsel in connection with this Agreement. Accordingly, any rule of law or any legal decision that would provide any party with a defense to the enforcement of the terms of this Agreement against such party shall have no application and is expressly waived. The provisions of the Agreement shall be interpreted in a reasonable manner to effect the intent of the Parties.

        Section 16.  Amendment. This Agreement may be modified, amended or otherwise changed only in a writing signed by all of the Parties.

        Section 17.  Successors and Assigns. This Agreement shall bind the successors and permitted assigns of the Parties, and inure to the benefit of any successor or permitted assign of any of the parties; provided, however, that no party may assign this Agreement without the prior written consent of the other Parties.

        Section 18.  Counterparts. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each Party shall have received a counterpart hereof signed by all of the other Parties. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission in .PDF format or by facsimile shall be sufficient to bind the parties to the terms and conditions of this Agreement.

        Section 19.  Attorneys’ Fees. In the event any Party shall fail to perform any of its material obligations under this Agreement and another Party hereto shall bring suit, and establish, in a court of proper jurisdiction under Section 12 (after all appeals) that the actions of such alleged breaching Party giving rise to such breach were undertaken with the actual intent and actual purpose of materially breaching this Agreement, then all reasonable third party out-of-pocket fees and expenses, including, without limitation, reasonable attorneys’ fees and expenses, that may be incurred by the prevailing Party in enforcing this Agreement as relates to such material breach shall be paid by the materially breaching Party; provided that prior to initiating such suit, the claiming Party shall give the other Parties written notice of the claimed breach and ten (10) days from receipt of such notice to cure any claimed breach.

[Signature page follows]

IN WITNESS WHEREOF, the Parties hereto have duly executed and delivered this Agreement as of the date first above written.

LRAD CORPORATION		INVESTORS:
IROQUOIS CAPITAL MANAGEMENT L.L.C.

By:	/s/ John G. Coburn	By:	/s/ Joshua Silverman
Name:	John G. Coburn	Name:	Joshua Silverman
Title:	Chairman	Title:	Authorized Signatory

IROQUOIS MASTER FUND LTD

By:	/s/ Joshua Silverman
Name:	Joshua Silverman
Title:	Authorized Signatory

/s/ Joshua Silverman
JOSHUA SILVERMAN

/s/ Richard Abbe
RICHARD ABBE

AMERICAN CAPITAL MANAGEMENT, LLC

By:	/s/ Kim Page
Name:	Kim Page
Title:	Manager

TALIA ABBE IRREVOCABLE TRUST

By:	/s/ Richard Abbe
Name:	Richard Abbe
Title:	Trustee

BENNETT ABBE IRREVOCABLE TRUST

By:	/s/ Richard Abbe
Name:	Richard Abbe
Title:	Trustee

SAMANTHA ABBE IRREVOCABLE TRUST

By:	/s/ Richard Abbe
Name:	Richard Abbe
Title:	Trustee

MERAV ABBE IRREVOCABLE TRUST

By:	/s/ Leo Abbe
Name:	Leo Abbe
Title:	Trustee

EXHIBIT A

Investor	Shares of Common Stock Beneficially Owned*

Iroquois Capital Management L.L.C.	1,281,337
Richard Abbe	139,257 *
Joshua Silverman	16,644
American Capital Management	173,242
Talia Abbe Irrevocable Trust	46,419
Bennett Abbe Irrevocable Trust	46,419
Samantha Abbe Irrevocable Trust	46,419
Merav Abbe Irrevocable Trust	100,742

Total:	1,711,222

*	Represents beneficial ownership held through the Samantha Abbe Irrevocable Trust, Talia Abbe Irrevocable Trust and Bennett Abbe Irrevocable Trust

EXHIBIT B

Mutual Press Release

LRAD® CORPORATION ANNOUNCES SETTLEMENT AGREEMENT WITH IROQUOIS MASTER FUND LTD. AND
SCHEDULES ANNUAL MEETING OF STOCKHOLDERS

CEO Tom Brown to Resign from Company

SAN DIEGO, CA – March 14, 2016 - LRAD Corporation (NASDAQ: LRAD), the world’s leading provider of acoustic hailing devices and advanced mass notification systems, today announced it has reached an agreement with Iroquois Master Fund Ltd. and certain of its affiliates (collectively “Iroquois”), with regard to the 2016 Annual Meeting of Stockholders. Iroquois had previously nominated two new independent nominees to LRAD’s Board of Directors (the “Board”). In the Investors Agreement, it was agreed that Iroquois’ two nominees, Scott L. Anchin and Daniel H. McCollum, will be appointed to the Board immediately and will be nominated for election at the 2016 Annual Meeting. As part of the agreement, Iroquois will vote all of its shares in favor of the 2016 nominees at the Annual Meeting.

“We believe this agreement is in the best interests of the Company and our stockholders,” stated General John G. Coburn, Chairman of the Company’s Board of Directors. “We look forward to working together with our new Board members to increase long term stockholder value.”

“We are pleased to have worked constructively with LRAD and commend LRAD’s Board for its thoughtful engagement over the past couple of months,” stated Josh Silverman, co-founder and managing member of Iroquois Capital Management, LLC.  “We are excited that we have been able to attract two highly qualified directors of Scott and Dan’s caliber to a company of LRAD’s size. It is clear LRAD has excellent prospects and we believe that this newly composed Board will help maximize the Company’s potential and enhance stockholder value.”

Scott L. Anchin is a restructuring professional with more than 19 years of leadership experience spanning a variety of industries. Until recently, Mr. Anchin worked for Alvarez & Marsal North America, LLC (“A&M”), a global professional services firm specializing in turnaround and interim management and performance improvement. Mr. Anchin started his career in public accounting with Anchin, Block & Anchin LLP, where he audited financial statements for manufacturing, real estate, retail and consumer products companies. Mr. Anchin has a Bachelor of Science in Accounting from the Wharton School of Business at the University of Pennsylvania and an MBA with a concentration in Management from Columbia Business School. He is also a non-active Certified Public Accountant (CPA).

Daniel H. McCollum is a Managing Director in the Investment Office of Brown University in Providence, RI, a position he has held since 2013.  The Investment Office of Brown University is responsible for managing the University’s $3+ billion endowment.  From 2008 through 2013, Mr. McCollum was a Managing Director at Narragansett Asset Management, LLC.  Mr. McCollum has a B.A. in Economics from the University of California at Berkeley and an M.B.A. from the Columbia Business School.

The Company also announced that Tom Brown, the Company’s President and Chief Executive Officer, is resigning from the Company effective June 30, 2016. The Company’s Board of Directors has initiated a replacement search.

Mr. Brown joined the Company as a member of the Board in March 2006 and became President and Chief Executive Officer in August 2006. Brown guided the development and expansion of the Company’s successful LRAD-X product line and established the LRAD brand around the world by building U.S. and international distribution networks, resulting in LRAD systems being utilized in over 70 countries and in more than 200 U.S. cities, counties and states. Brown personally brought in the Company’s largest order to date ($17.6 million) and his efforts resulted in the recent modification of the Company’s current U.S. Navy contract that provides a vehicle for the U.S. Army to purchase LRAD systems and accessories under the modified contract.

Mr Brown increased the Company’s business potential by entering the large and growing mass notification market with a line of advanced life safety systems that have recorded over 70% in annual revenue growth the last two fiscal years. By building a solid financial structure, Brown has grown the Company organically during his tenure, resulting in six consecutive years of profitability and seven consecutive years of positive cash flow.

“Under Tom’s leadership, the Company created the acoustic hailing device market and achieved global recognition of its products and the LRAD brand,” stated General Coburn. “The Board thanks Tom for his years of service and many contributions, including the Company’s good financial health and positioning it for further growth and success.”

The Company also announced that its annual meeting of stockholders has been scheduled for May 17, 2016 at its corporate offices. Stockholders of record as of March 23, 2016 will be eligible to vote for the proposed slate of directors and other proposals for consideration that will be included in the Company’s proxy statement scheduled for filing with the Securities and Exchange Commission (SEC).

About LRAD Corporation

Using advanced technology and superior voice intelligibility, LRAD Corporation’s proprietary Long Range Acoustic Devices® and revolutionary ONE VOICE® mass notification systems safely hail and warn, inform and direct, prevent misunderstandings, determine intent, establish large safety zones, resolve uncertain situations, and save lives. LRAD systems are in service in more than 70 countries around the world in diverse applications including mass notification and public address, fixed and mobile defense deployments, homeland, border, critical infrastructure, maritime, oil & gas, and port security, public safety, law enforcement and emergency responder communications, asset protection, and wildlife control and preservation. For more information, please visit www.lradx.com.

Forward Looking Statements

Except for historical information contained herein, the matters discussed are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. You should not place undue reliance on these statements. We base these statements on particular assumptions that we have made in light of our industry experience, the stage of product and market development as well as our perception of historical trends, current market conditions, current economic data, expected future developments and other factors that we believe are appropriate under the circumstances. These statements involve risks and uncertainties that could cause actual results to differ materially from those suggested in the forward-looking statements. These risks and uncertainties are identified and discussed in our filings with the Securities and Exchange Commission. These forward-looking statements are based on information and management’s expectations as of the date hereof. Future results may differ materially from our current expectations. For more information regarding other potential risks and uncertainties, see the “Risk Factors” section of the Company’s Form 10-K for the fiscal year ended September 30, 2015. LRAD Corporation disclaims any intent or obligation to update those forward-looking statements, except as otherwise specifically stated.

Company Contact

E. Brian Harvey
Director, Investor Relations and Capital Markets
858.753.8974
ebharvey@lradx.com